SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  23 June 2003


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                71 Lombard Street
                                 London EC3P 3BS
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 June 2003 re: Trading Statement


91/03          23 June 2003


LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the half-year ending 30 June 2003. This announcement details the information that will be provided at those meetings.

Lloyds TSB expects to deliver a satisfactory trading performance for the half-year.

At 31 March 2003 total Group loans and advances to customers were GBP138.6 billion, an increase of 3 per cent in the first quarter of 2003. This increase largely reflected good quality growth in the Group's UK mortgage and credit card portfolios. Total Group risk weighted assets at 31 March 2003 were GBP125.7 billion. Customer deposits totalled GBP120.5 billion, an increase of 3.6 per cent in the first quarter of 2003, as a result of strong growth in current account balances and international deposits. The Group net interest margin for the first three months of 2003 was 3.05 per cent compared with a Group net interest margin of 3.16 per cent in the fourth quarter of 2002. The implementation of the remedies proposed in March 2002 by the Competition Commission's report, following its investigation into the supply of banking services to small and medium sized enterprises (SMEs), reduced the Group net interest margin in the first quarter of 2003 by some 10 basis points.

Despite a general slowdown in the growth of consumer credit in the UK, the Group continues to deliver good growth in mortgage and credit card lending and is growing market share in many of its key product areas, supported by the recent launch of a number of highly segmented, competitive and innovative product offers. Net new mortgage lending in the first quarter of 2003 was GBP2.2 billion, an estimated market share of 10.9 per cent, compared with GBP0.7 billion in the first quarter of 2002.

Overall, weighted sales of life, pensions and unit trust products in the first five months of 2003 were at a similar level to the comparative period in 2002. By distribution channel, in the first five months of 2003, weighted sales of life, pensions and unit trusts via Independent Financial Advisors increased strongly by 37 per cent, against the same period in 2002, building on the strength of the Scottish Widows brand and its resources. By contrast, sales via the branch network remained subdued and fell by 26 per cent against the comparative period last year.


                                                                       ..../more


LLOYDS TSB - TRADING UPDATE ..../2

Overall sales of general insurance products continue to perform well despite creditor insurance sales, in the first five months of 2003, being lower than the comparative period in 2002, as a result of the general slowdown in growth in personal loan lending.

Strict control of the Group's costs has been maintained and the Group expects that its cost growth for 2003, excluding the impact of acquisitions and operating lease depreciation, will be less than the rate of inflation. In the first quarter of 2003 the impact of acquisitions added GBP51 million to the Group's cost base and operating lease depreciation was GBP52 million (first quarter 2002: GBP56 million).

Overall asset quality remains satisfactory, with no material increase in the level of arrears or non-performing lending. As a result, the annualised charge for bad and doubtful debts in the first quarter of 2003, as a percentage of average lending, was lower than the 0.77 per cent charge as a percentage of average lending for the full year 2002.

In May 2003 the Group agreed the sale of its French fund management and private banking businesses. A net loss of approximately GBP15 million will be included in the profit and loss account of Lloyds TSB Group for the half-year ending 30 June 2003. Following approaches, Lloyds TSB is considering its options relating to its subsidiary, The National Bank of New Zealand. The Group is undertaking a strategic review so that potential offers for The National Bank of New Zealand, as well as retention of the business, can be considered.

During the first quarter of 2003 improved secondary bond market conditions have allowed the Group to reduce its Emerging Markets Debt portfolio. As a result, profits on bond sales, and mark-to-market gains in the first quarter of the year totalled some GBP90 million. This income was however partly offset by lower than expected 'other finance income' as the Group pension schemes' returns have been reduced by the effect of lower asset values. In the first quarter of 2003, other finance income totalled GBP8 million (first quarter 2002: GBP42 million). The increase in the FTSE All Share Index in the first five months of 2003 led to a positive investment variance of GBP58 million during that period.

The Group continues to carry out, in conjunction with the regulator, its investigation into the appropriateness of certain sales of the Extra Income & Growth Plan, a stock market related investment product sold in 2000 and 2001. This investigation is expected to be completed within the next few months when the Group will be in a better position to quantify the financial effect. During the first quarter of 2003 there has also been an increase in the level of complaints relating to Group sales and performance of certain endowment based and long-term savings products. Whilst the Group maintains provisions for redress to policyholders in respect of past sales, further provisions and charges will arise in 2003 to cover these issues.


                                                                       ..../more

LLOYDS TSB - TRADING UPDATE ..../3

No changes in accounting policies are expected in the first half of 2003. The attached appendix provides detailed half-year comparative figures for 2002 which reflect changes in accounting policies and presentation implemented during 2002.

                                    - ends -

For further information:-

Investor Relations

Michael Oliver                               +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                   +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis                               +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                    +44 (0) 20 356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.

                                    APPENDIX

LLOYDS TSB GROUP

                      consolidated profit and loss account

                                                   Half-year to        Half-year to
                                                        30 June         31 December
                                                           2002                2002
                                                           GBPm                GBPm
Interest receivable:
  Interest receivable and similar income arising from
securities
  debt securities                                           278                 289
  Other interest receivable and similar income            4,868               5,114
Interest payable                                          2,589               2,789
Net interest income                                       2,557               2,614
Other finance income                                         85                  80
Other income
Fees and commissions receivable                           1,523               1,530
Fees and commissions payable                               (306)               (339)
Dealing profits (before expenses)                            88                 100
Income from long-term assurance business                     23                (326)
General insurance premium income                            235                 251
Other operating income                                      392                 371
                                                          1,955               1,587
Total income                                              4,597               4,281
Operating expenses
Administrative expenses                                   2,040               2,174
Depreciation                                                299                 343
Amortisation of goodwill                                     21                  38
Depreciation and amortisation                               320                 381
Total operating expenses                                  2,360               2,555
Trading surplus                                           2,237               1,726
General insurance claims                                    107                 122
Provisions for bad and doubtful debts
Specific                                                    451                 514
General                                                      28                  36
                                                            479                 550
Amounts written off fixed asset investments                  39                  48
Operating profit                                          1,612               1,006
Income from joint ventures                                   (8)                 (3)
Profit on ordinary activities before tax                  1,604               1,003
Tax on profit on ordinary activities                        462                 302
Profit on ordinary activities after tax                   1,142                 701
Minority interests     - equity                               9                  10
                       - non-equity                          20                  23
Profit for the period attributable to shareholders        1,113                 668
Dividends                                                   597               1,311
Profit (loss) for the period                                516                (643)
Earnings per share                                         20.0p               12.0p
Diluted earnings per share                                 19.9p               11.9p



LLOYDS TSB GROUP


                      segmental analysis
Half-year ended 30 June 2002   UK Retail
                                 Banking        Insurance
                                     and              and      Wholesale    International        Central
                               Mortgages      Investments        Markets          Banking    Group items        Total
                                    GBPm             GBPm           GBPm             GBPm           GBPm         GBPm

Net interest income                1,680               33            579              383           (118)       2,557
Other finance income                   -                -              -                -             85           85
Other operating income               533            1,073            447              188            113        2,354
Total income                       2,213            1,106          1,026              571             80        4,996
Operating expenses                 1,313              242            512              277             16        2,360
Trading surplus                      900              864            514              294             64        2,636
General insurance claims               -              107              -                -              -          107
Bad debt provisions                  270                -            151               63             (5)         479
Amounts written off
fixed asset investments                -                -              9                -             30           39
Income from joint ventures            (8)               -              -                -              -           (8)
Profit before tax*                   622              757            354              231             39        2,003
Investment variance                    -             (399)             -                -              -         (399)
Profit before tax                    622              358            354              231             39        1,604
*excluding investment variance
Half-year ended 31 December
2002                           UK Retail
                                 Banking        Insurance
                                     and              and      Wholesale    International        Central
                               Mortgages      Investments        Markets          Banking    group items        Total
                                    GBPm             GBPm           GBPm             GBPm           GBPm         GBPm


Net interest income                1,742               41            597              367           (133)       2,614
Other finance income                   -                -              -                -             80           80
Other operating income               543              792            528              186             36        2,085
Total income                       2,285              833          1,125              553            (17)       4,779
Operating expenses                 1,370              240            621              304             20        2,555
Trading surplus                      915              593            504              249            (37)       2,224
General insurance claims               -              122              -                -              -          122
Bad debt provisions                  293               -             160               99             (2)         550
Amounts written off
fixed asset investments                -               -              48                -              -           48
Income from joint ventures            (3)              -               -                -              -           (3)
Profit before tax*                   619             471             296              150            (35)       1,501
Changes in economic
assumptions                            -              55               -                -              -           55
Investment variance                    -            (553)              -                -              -         (553)
Profit before tax                    619             (27)            296              150            (35)       1,003



*excluding investment variance and changes in economic assumptions


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     23 June 2003